September 26, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (804) 289.9710

Mr. Michael T. Dan
Chief Executive Officer
The Brink's Company
P.O. Box 18100
Richmond, VA 23226-8100

>   **Re: The Brink's Company**
>   **Definitive 14A**
>   **Filed March 23, 2007**
>   **File No. 001-09148**

Dear Mr. Dan:

We have limited our review of your definitive proxy statement to your executive compensation disclosure and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Audit and Ethics Committee, page 3

1. Please provide specific disclosure with respect to related person transactions, including detail regarding the review and approval of related person transactions, including the types of transactions covered and the standards to be applied. Refer to Item 404(b) of Regulation S-K.

Process for Setting Executive Compensation, page 7

2. Please more fully disclose the functions performed by your compensation consultants. For each consultant, please disclose the nature and scope of the assignment and any other material elements of the consultants' functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Market Competitiveness, page 8

3. Please identify the companies to which you benchmark your compensation and discuss in greater detail how your benchmark companies were selected. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in 2006. Include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Program Components, page 9

4. Please analyze the specific factors considered by the committee in ultimately approving particular pieces of each named executive officers' compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

5. You provide limited discussion and analysis of the effect of individual performance on the different elements of compensation (such as base salary and annual incentive compensation) despite disclosure suggesting it is a significant factor considered by the committee. Provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Management Performance Improvement Plan, page 10

6. Please provide a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. Disclose the specific items of company performance and individual objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Summary Compensation Table, page 15

7. As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please disclose how and why the compensation of Mr. Dan differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please disclose on an individualized basis.

8. Please consider whether your annual incentive awards are a part of a non-equity incentive plan.   The table reflects your view that payments under the Key Employee Incentive Plan are discretionary bonuses. However, the Grants of Plan-Based Awards table seems to indicate that KEIP awards are made pursuant to a non-equity award plan. If you do not believe that the awards are made under a plan, please revise your disclosure and the appropriate table to address Question 4.02 of the Compliance and Disclosure Interpretations dated February 12, 2007.

9. Refer to footnote (2). To the extent special awards are granted outside your normal compensation structure, please provide a materially complete discussion of the circumstances surrounding the award. In this case, please disclose the basis for the award and describe the work performed.

Potential Payments Upon Termination or Change in Control, page 32

10. Where appropriate, please include an expanded discussion of the processes and procedures by which the company determined the size and features of the termination and severance packages of its named executive officers. In addition, please disclose in your Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements.

11. Your tables beginning on page 42 indicate that upon a change in control you will pay your named executive officers the value of all outstanding MPIP awards "deemed to be earned at 150% of the specified target amount." Please revise your narrative disclosure to clearly explain this feature of your termination and severance package.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney Advisor